June 29, 2017

<u>VIA EDGAR FILING</u>
Office of Registration and Reports
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: The Relative Value Fund
<u>File No. 811-23179</u>

Dear Sir or Madam:

On behalf of The Relative Value Fund (the “Relative Value Fund”), attached for filing pursuant to Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”), are the following documents:

1. A copy of the rider adding The Relative Value Fund to the Joint Fidelity Bond among the Aetna Multi-Strategy 1099 Fund, Infinity Fund, and Vivaldi Opportunities Fund (collectively, the “Funds”) and any riders thereto; and

2. A copy of the resolutions, attached hereto as Appendix A, adopted at the September 1, 2016 meeting of the Board of Trustees of The Relative Value Fund at which a majority of the Trustees who are not “interested persons” of The Relative Value Fund as defined by Section 2(a)(19) of the Act authorized the amount, type, form and coverage of the Joint Fidelity Bond; and

3. A copy of the Joint Insured Bond Agreement as approved by the Board of Trustees on June 1, 2017 pursuant to paragraph (f) under the Rule.

4. If The Relative Value Fund had not been named as a co-insured under the Joint Insured Bond Agreement, The Relative Value Fund would have maintained a single insured fidelity bond in the amount of $150,000 as required under paragraph (d) of the rule.

The annual premium of $3,678 was paid for the period commencing December 31, 2016 and ending December 31, 2017. As a new fund in the policy, The Relative Value Fund paid none of the premium in accordance with the terms of the policy which allow for additional funds to be added without the payment of additional premium. This premium allocation among the Funds was based on paragraph 3 of the Joint Insured Bond Agreement.

Feel free to contact me at (414) 299-2000 should you have any questions.

Very truly yours,

<u>/s/ Terrance P. Gallagher</u>
Terrance P. Gallagher
Executive Vice President, Director of Mutual Fund Accounting and Administration

attachments

RIDER



To be attached to and form part of Investment Company Bond No. 10 FI 0270338-16

in favor of AETNA MULTI-STRATEGY 1099 FUND AND INFINITY CORE ALTERNATIVE FUND

It is agreed that:

1. At the request of the INSURED, the Underwriter adds to the list of Insured under the attached bond the following:

THE RELATIVE VALUE FUND

2. This rider shall become effective as of 12:01 a.m. on 06/12/17 standard time.

ADDING OR DEDUCTING INSUREDS RIDER
ADOPTED FEBRUARY 2008.

IC 00 H025 00 0308
F-6051-0   ©2008, The Hartford

AGENDA ITEM XII.3

APPROVE JOINT FIDELITY BOND**

Proposed Resolution to be Adopted by the Trustees of
The Relative Value Fund

RESOLVED, that the Fund be named as insured under a joint Fidelity Bond (the "Bond") in an amount discussed at this meeting after due consideration to the factors deemed relevant in accordance with the requirements of Rule 17g-1 under the 1940 Act, including the number of parties named as insureds, the nature of the business activities of such parties, the amount of the Bond, the value of the aggregate assets of the Fund to which any person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held;

FURTHER RESOLVED, that the Board hereby approves the payment by the Fund of its portion of the annual premium of the Bond after having given due consideration to all factors deemed relevant, including the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have to pay if it maintained a single insured bond;

FURTHER RESOLVED, that the proper officers of the Fund be, and each hereby is, authorized to increase or decrease the amount of the Bond in order to remain in compliance with the 1940 Act and the rules thereunder;

FURTHER RESOLVED, that the CCO of the Fund be, and hereby is, designated as the officer directed to make filings and give the notices required of the Fund by Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the Joint Insured Bond Agreement be, and hereby is, approved in substantially the form presented at this meeting with such further changes as deemed necessary or appropriate by counsel; and

FURTHER RESOLVED, that the proper officers of the Fund be, and each of them hereby is, authorized and directed to execute the Joint Insured Bond Agreement on behalf of the Fund.

** Proposed for action by the Independent Trustees voting alone and then by the entire Board.

<u>JOINT INSURED BOND AGREEMENT</u>

AGREEMENT dated as of this 1st day of June, 2017, by and between Aetna Multi-Strategy 1099 Fund, Infinity Core Alternative Fund, The Relative Value Fund, and the Vivaldi Opportunities Fund (each a "Fund" and together, the "Funds").

<u>BACKGROUND</u>

A.   The Funds are management investment companies registered under the Investment Company Act of 1940 (the "Act").

B.   Rule 17g-1 requires each Fund to provide and maintain in effect a bond against larceny and embezzlement by its officers and employees.

C.   Rule 17g-1 authorizes the parties hereto to secure a joint insured bond naming each of them as insureds.

D.   The Funds desire to be named as insureds on a joint fidelity bond.

E.   A majority of the trustees of each Fund, who are not "interested persons" of such Fund as defined by Section 2(a)(19) of the Act, after giving due consideration to all factors relevant to the form, amount and ratable allocation of premiums of the aforesaid joint insured bond, have approved the terms and amount of the bond and the portion of the premium payable by each party hereunder.

F.   Each party has determined that the allocation of the proceeds payable under the afore said joint insured bond as set forth herein (which takes into account the minimum amount of bond required for each party by Rule 17g-1 if it maintained a single insured bond) is equitable.

NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants contained herein, hereby agree as follows:

1.   <u>Joint Insured Bond</u>. The parties shall maintain in effect a joint fidelity insurance bond (the "Bond") from a reputable fidelity insurance company authorized to do business in the place where the Bond is issued, insuring each party against larceny and embezzlement and covering such of their respective officers and employees who may, singly or jointly with others, have access, directly or indirectly, to their respective securities or funds. The Bond shall name each party as an insured and shall comply with the requirements for such bond established by Rule 17g-1.

2.   <u>Amount</u>. The Bond shall be in at least the aggregate amount required by Rule 17g-1(d) to be maintained by the parties.

3.   <u>Ratable Allocation of Premiums</u>. Each Fund shall pay a percentage of the initial premium and any additional premiums which may become due under the Bond as determined

from time to time by the managers of such Fund, including a majority who are not "interested persons" of such Fund.

4. Premium Due Upon Liquidation of Fund or Departure from Program. In the event that a Fund (a) liquidates or (b) undertakes to remove itself from the fund solutions program (currently known as "registered fund solutions"), then such Fund will be obligated to pay an amount for tail coverage under the Bond in such amount as determined by the Board of Trustees or if the Board of Trustees determines that the Bond shall be terminated, such Fund will be obligated to pay an amount equal to its pro rata share of the total cost to provide tail coverage under the Bond to the Funds for six (6) years from the date of termination of the Bond.

5. Ratable Allocation of Proceeds.

a. If more than one of the parties sustains a single loss (including a loss sustained before the date hereof) for which recovery is received under the Bond, each such party shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all such parties sustaining a single loss.

b. If the recovery is inadequate to indemnify fully all parties sustaining a single loss, the recovery shall be allocated among such parties as follows:

(i) Each party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of the fidelity bond which would be required to be maintained by-such-party under a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1).

(ii) The remaining portion of the recovery (if any) shall be allocated to each party sustaining a loss not fully indemnified by the allocation under subparagraph (i) in the same proportion as the portion of each party's loss which is not fully indemnified bears to the sum of the unindemnified losses of all such parties. If such allocation would result in any party receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess portion shall be reallocated among the other parties whose losses would not be fully indemnified as a result of the foregoing indemnification.

6. Claims and Settlements. Each party shall, within five (5) days after the making of any claim under the Bond, provide UMB Fund Services, Inc. ("UMBFS") with written notice of the amount and nature of such claim, and UMBFS will provide written notice to all other parties within five (5) days of receipt. Each party shall, within five (5) days of the receipt thereof, provide UMBFS with written notice of the terms of settlement of any claim made under the Bond by such party, and UMBFS will provide written notice to all other parties within five (5) days of receipt. In the event that two or more parties shall agree to settlement with the fidelity company of a claim made under the Bond with respect to a single loss, such parties shall, within five days after settlement, provide UMBFS with written notice of the amounts to be received by each claiming party under Section 4 hereof, and UMBFS will provide written notice to all other

parties within five (5) days of receipt. The officer(s) of the respective parties designated as responsible for filing notices required by paragraph (g) of the Rule 17g-1 under the Act shall give and receive any notice required hereby.

7.   Modifications and Amendments. Any party may increase the amount of the Bond, provided that written notice thereof must be given to the other parties to this Agreement. If pursuant to Rule 17g-1, any party shall determine that the coverage provided pursuant to this Agreement should otherwise be modified, it shall so notify the other parties hereto, and indicate the nature of the modification which it believes to be appropriate. If, within forty-five (45) days of such notice any necessary amendments to this Agreement shall not have been made and the request for modification shall not have been withdrawn, this Agreement shall terminate with respect to such party (except with respect to losses occurring prior to such termination), but, with respect to each other party, shall remain in effect. Any party may withdraw from this Agreement at any time and cease to be party hereto (except with respect to losses occurring prior to such withdrawal) by giving written notice to the other parties of such withdrawal. Upon withdrawal, a withdrawing party shall be entitled to receive any premium rebated by the fidelity company with respect to such withdrawal in accordance with the percentages contained in Section 3 hereof relating to the allocation of payment of premiums.

8.   Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware.

9.   Obligations of the Funds. Each party acknowledges that this Agreement is executed on behalf of the Funds by the undersigned officers of the Funds as officers and not individually. Each party acknowledges and agrees that the obligations of the Funds under this Agreement are not binding on any officers, managers or interest holders of the Funds individually but are binding only upon the assets and properties of the Funds, and any person dealing with any class of shares of a Fund must look solely to the assets and properties of such Fund belonging to such class for the enforcement of any claims against such Fund.

10.   No Assignment. This Agreement is not assignable.

11.   Notices. Notices relating to termination of the Agreement, breaches of contractual duties, initiation of legal proceedings, complaints in relation to services provided hereunder or any other material notices under the Agreement, other than notices given in the ordinary course of business (each a "Material Notice"), must be given in writing (either by way of facsimile, registered mail, or a recognized overnight courier). A notice sent by facsimile shall be deemed to have been served at the close of business on the day upon which the other party confirms receipt. A notice sent by registered mail shall be deemed to have been served at the close of business on the day upon which it is delivered. Material Notices shall be sent as follows, or to such other address as the parties may agree from time to time:

UMB Fund Services, Inc.
235 W. Galena St.
Milwaukee, WI 53212
Attention: General Counsel

Re: Material Notice, Aetna Multi-Strategy 1099 Fund, Infinity Core Alternative Fund, The Relative Value Fund, and the Vivaldi Opportunities Fund.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the day and year first above written.

Aetna Multi-Strategy 1099 Fund

By: /s/ Mark D. Garber
Name: Mark D. Garber
Title: President

Infinity Core Alternative Fund

By: /s/ Michael Peck
Name: Michael Peck
Title: President

The Relative Value Fund

By: /s/ Michael Peck
Name: Michael Peck
Title: President

Vivaldi Opportunities Fund

By: /s/ Michael Peck
Name: Michael Peck
Title: President